UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10/A

Amendment No. 2

GENERAL FORM FOR REGISTRATION OF SECURITIES
Pursuant to Section 12(b) or (g) of The Securities Exchange Act of 1934

Biostem U.S. Corporation
(Exact name of registrant as specified in its charter)

Nevada	66-0349372
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1266 Turner Street, Clearwater, FL 33756
(Address of principal executive offices) (Zip Code)

Registrant’s telephone number, including area code: (727) 446-5000

Securities to be registered pursuant to Section 12(b) of the Act: None

Title of each class	Name of each exchange on which
to be so registered	each class is to be registered

Securities to be registered pursuant to Section 12(g) of the Act:

Common Stock
(Title of class)

(Title of class)

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒

INFORMATION REQUIRED IN REGISTRATION STATEMENT

Item 1. Business.

The Company was incorporated as Equinox International, Inc. on November 5, 2008 in the state of Nevada. Originally, the Company planned to commence operations in the oil and gas exploration and production industry in North America. However, as previously reported, on May 5, 2010 , with the goal of becoming a marketing and licensing company that would market certain regenerative medical procedures and products and license its brand and technologies to a network of medical providers (who would, in turn, provide medical procedures to their patients based on the Company’s technologies ), the Company acquired from Biostem US LLC, a privately held Florida limited liability company (the “LLC”), certain assets (the “Acquired Assets”) related to hair transplant procedures (the “Asset Transfer”). Specifically, the Acquired Assets consists of a hair transplant process and protocols known as the “Biostem Method” that involves the injection of autologous platelet rich plasma containing stem cells from the patient to the scalp of the patient in combination with an oral nutriceutical and the concomitant use of low-level laser therapy, which combination the Company believes helps support the healing of transplanted area and increases the success of the hair transplant surgery.

Prior to the Asset Transfer , Biostem US LLC acquired the Biostem Method from Dr. Markou, who owns and operates a hair restoration medical clinic in Clearwater, FL, which he operates as Markou Medical, P.A. Prior to the Asset Transfer, Dr. Markou provided many procedures for his patients at his clinic, including (but not limited to) hair transplants based upon the Biostem Method. Since the Asset Transfer, Dr. Markou continues to provide many procedures at his clinic, including (but not limited to) hair transplants based upon the Biostem Method. However, since the Asset Transfer, any hair transplants that he conducts based upon the Biostem Method are pursuant to a medical affiliate arrangement between Dr. Markou and the Company, pursuant to which the Company grants Dr. Markou the right to use the processes and protocols related to the Biostem Method, as well as the Biostem tradename, and markets the hair transplant procedure on Dr. Markou’s behalf, and, in consideration thereof, Dr. Markou pays to the Company licensing and marketing fees ranging from $400 to $500 per hair transplant depending on the number of grafts in such transplant. Pursuant to the medical affiliate agreement, all hair transplants and related procedures are to be provided by Dr. Markou (or other medical professionals under his supervisions), through his clinic and under his supervision, and to his patients. The agreement does not prevent Dr. Markou from provide other procedures at his clinic, and Dr. Markou does not pay the Company any licensing or marketing fees for these other procedures.  The Company does not provide hair transplants or practice medicine or manage Dr. Markou’s practice, but instead licenses the Biostem Method and name to Dr. Markou and provides marketing (including radio, television and internet campaigns) relating the Biostem Method to help drive patients to Dr. Markou’s practice.

At the current time, Dr. Markou is the Company’s only medical affiliate, but the Company hopes to enter into similar arrangements with other medical providers and to grow its affiliate network throughout the country and eventually in international markets as well. The Company will not provide any medical procedures directly, including hair transplants, but instead through a network of qualified medical providers, such as Dr. Markou, who will perform the medical procedures on their patients using the Company’s protocols and procedures. It is expected that each such affiliated medical provider, will, among other things: (1) be granted the right to use the Company’s procedures, protocols and tradenames and the right to hold itself out as a Biostem provider; (2) receive certain training and ongoing support regarding the Company’s procedure and protocols; (3) be supplied with certain support products, lasers and other equipment necessary to undertake the medical procedures using the Company’s procedures and protocols; and (4) receive the benefit of the Company’s marketing efforts. In consideration thereof, the affiliated medical providers will pay to the Company certain licensing, marketing and leasing fees. For the reasons discuss below, there can be no assurances that the Company will be successful at increasing its network of affiliated medical providers.

The Company did not acquire any tangible assets from Biostem US LLC or Dr. Markou, only the intangible assets related to the Biostem Method and name.

In consideration for the Acquired Assets, the Company, at the direction of the LLC, issued 20,400,000 shares of common stock to the 11 owners of the Biostem US LLC, which resulted in the change of control of the Company, as the owners of the LLC owned approximately 95% of the 25,040,000 shares of Company common stock outstanding immediately after the Asset Transfer. As the seller of the Acquired Assets retained control of the assets through their control of the Company, the Acquired Assets were recorded at the seller’s basis of $0.

In connection with the Asset Transfer, effective May 5, 2010, the Company changed its name to Biostem U.S. Corporation and increased its authorized stock to 200,000,000 shares of common stock, par value $.001 per share.

Since the Asset Transfer, the Company has discontinued its former oil and gas business and instead has begun to pursue its marketing and lic ensing business focused on regenerative medicine . To this end, in June, 2011, the Company hired a new Chief Executive Officer, Dwight Brunoehler, and appointed a new board of directors. Mr. Brunoehler devotes substantially all of his business time and efforts to the Company. Among other things, since being hired, Mr. Brunoehler has reviewed the Company’s systems, protocols and processes and renegotiated the Company’s agreements with its former management. As a result, 12,013,262 shares issued as part of the Asset Transfer have been returned to the Company and cancelled. The current total issued and outstanding shares of common stock of the Company is 20,784,238.

As a result of the forgoing review of the Company’s protocols and processes related to the Biostem Method, the Company has concluded that while the Biostem Method, in the form acquired by the Company, is effective and achieves positive results in hair transplants, it is unlikely that the Company will be able to patent the current Biostem Method protocols and procedures because, while the current Biostem Method is a unique arrangement and conglomeration of several discrete procedures (such as the use of low-level laser treatments and PRP injections to the affected scalp areas), no individual procedure is novel and each has previously been used in hair transplant procedures. As a result, the Company does not believe it can patent the Biostem Method in its current form and that it may not be able to prevent others from using the same or similar protocols and procedures for hair transplants. In such a case, the Company’s ability to develop a significant network of medical affiliates and its ability to charge those affiliates appropriate marketing and licensing fees could be materially negatively impacted. The Company believes its success in (a) developing a robust network of medical affiliates, (b) developing brand recognition for Biostem services and products and (c) its ability grow its regenerative medicine business depends, in part, on the value, uniqueness, protectability and effectiveness of its processes, procedures and knowhow. As such, the Company is pursuing additional protocols and procedures that could be incorporated into the Biostem Method that would not only continue to improve its effectiveness in hair transplants and other regenerative procedures, but that also would make it unique and exclusive to the Company, thus allowing it to patent and protect its proprietary property. Until such time, so that the Company can conserve cash and focus on so improving its protocols and procedures, the Company has chosen to suspend its marketing efforts and its efforts to expand its medical affiliate network.

Until a patent is issued, the Company has been informed that its original Biostem Method can most effectively be protected with confidentiality and other appropriate agreements. The Company has entered into confidentiality or other similar agreements with each of its material suppliers and the other parties who, to its knowledge, have had access to its protocols and procedures, and it intends to continue to enter into such agreements when appropriate and necessary to protect its confidential information. Furthermore, the Company intends to file applications to register its trademark (Biostem) and any new protocols and procedures as they are developed and as cash flow allows.

Currently, the Company continues to market and sell various over-the-counter hair-support products (including oral nutriceuticals, shampoos and related items) through its website, www.biostem.us. All of these products are manufactured by third-parties based on the Company’s non-proprietary specifications on a private-label basis. The Company has recently terminated a supply agreement with one supplier, although it still purchases products from that supplier via periodic purchase orders. The Company does not have any other supply agreements but also purchases products from another supplier via periodic purchase orders. The Company is currently exploring other supply arrangements.

Additionally, Dr. Markou, as the Company’s only current medical affiliate, continues to perform limited hair transplants, from time to time, using the current Biostem Method. He conducted his first hair transplant under the Biostem affiliation in January 2011. For the three months ended May 31, 2011, the Company’s revenues were $87,6 70 , $86,40 6 of which came from licensing and marketing fees paid by Dr. Markou and $1,264 of which came from the sale of the Company’s products. For the six months ended August 31, 2011, the Company’s revenues were $93,40 6 , $91,38 6 of which came from licensing and marketing fees paid by Dr. Markou and $2,020 of which came from the sale of the Company’s products. Most of the Company’s products purchased during this period were purchased by Dr. Markou’s patients. In the future, the Company hopes to generate revenues both through direct sales of products to consumers and from sales made through its medical affiliates, as well as from licensing, marketing and leasing fees charged to its medical affiliates. However, until the Company resumes its marketing efforts, including through radio, television and internet campaigns, it expects its sales to remain small and to be limited to the sale of products primarily through it website.

In addition to expanding and improving its hair treatment protocols and procedures, the Company also currently is working on (a) studying, exploring and pursuing other regenerative medicine opportunities, (b) protecting its intellectual property through trademark and patent registrations and (c) negotiating the potential acquisition of a non-U.S. healthcare company in the stem cell sciences business . If the Company is successful with the forgoing objectives, the changes to its current products and services could be significant since not only will it have improved its existing products and services, but broadened its product and service offering.

The other regenerative medicine opportunities the Company is exploring include the use of nano-technology in hair transplant procedures and the use of autologous platelet rich plasma containing stem cells for joint and ligament repair. The Company is in the proof-of-principle stage with regard to these additional procedures and currently is negotiating with an R&D laboratory associated with a U.S. university to undertake the proof-of-principle testing necessary to enable the Company (using its internal staff and resources as well as the assistance of the laboratory) to finalize written protocols to put this technology to use in practical applications for hair transplants and joint and ligament injections. The forgoing testing is not a clinical trial and the Company is not currently undertaking any clinical trials, including any that would require FDA approval.The Company may license certain technology on which these applications are based from the forgoing university and the parties are in discussion regarding the terms of any such license. There can be no assurances that the Company will be successful in bringing these applications to market .

The Biostem Method does not require FDA approval and doctors providing hair transplants using the Biostem Method do not require FDA approval to provide such procedures. Furthermore, the Company does not intend, at this time, to license to medical affiliates or to develop or otherwise pursue any products or services that require FDA approval.

To assist the Company with the forgoing business plans and objectives, on July 14, 2011, the Company entered into a Consulting Agreement with NVO, LLC, a California limited liability company, pursuant to which NVO will assist the Company with its business objectives, including (i) identifying, analyzing, structuring and/or negotiating business sales and/or acquisitions, (ii) assisting the Company in its corporate strategies, (iii) assisting the Company in the implementation of its business plan, and (iv) assisting the Company in the negotiation, documentation and closing of strategic alliances, partnerships and joint ventures. In consideration thereof, the Company is making certain cash payments to NVO and issued 1,000,000 shares of restricted common stock to NVO.

The Company has depleted its cash and will require significant additional financing to achieve it business plans and objectives. Over the next 12 months, the Company anticipates it will require approximately $2,000,000. While the Company is exploring financing options, there can be no assurances that it will be able to obtain additional financing. The Company’s ability to effectuate its business plans and objectives are subject to various risks. See “Risk Factors.”

Item 1A. Risk Factors.

You should carefully consider the risks described below before deciding to invest in or maintain your investment in our Company. The risks described below are not intended to be an all-inclusive list of the potential risks relating to an investment in our securities. If any of the following or other risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.

RISKS RELATED TO OUR BUSINESS:

The Company has a limited operating history upon which you can evaluate its business and its business model continues to evolve.

The Company remains a development stage Company with a limited operating history. The Company’s past operating history may not provide an adequate gauge of its potential for growth and future profitability. The limited amount of information about the Company makes it more difficult for you to predict whether or not the Company will be successful. You should evaluate the Company’s chances of financial and operational success in light of the risks, uncertainties, expenses, delays and difficulties associated with starting a new business, many of which may be beyond the Company’s control. In addition to the uncertainties involved in developing, managing and maintaining a business of the type proposed by the Company, there are a number of other risk factors customarily associated with the commencement of any new business that can reduce the funds available for the initial operations of the enterprise. In the event of cost overruns, or in the event that other contingencies arise, the Company may require additional capital or financing, which may not be available on terms acceptable to the Company or at all .

To date, the Company has only incurred losses and it is expected it will continue to incur losses in the immediate future and it currently has depleted its cash reserves, which raise significant doubt about its ability to continue as a going concern.

The Company has incurred losses since inception and has depleted its cash reserves. Additionally, the Company recently has suspended its hair transplant marketing efforts, which saves cash but also is expected to materially negatively impact its revenues. The Company will require significant funds to develop and implement its business plans. All these facts raise significant doubts about the Company’s ability to continue as a going concern.

The Company has limited revenues and will need additional financing.

The Company needs additional capital to develop and implement its business plans. Over the next 12 months, the Company anticipates it will require approximately $2,000,000, which, because of its limited revenues, will primarily need to come from additional financing. The sources of such additional capital could include loans from financial institutions and the offer and sale of additional shares of Common Stock or preferred stock by the Company. However, it is highly unlikely that the Company will qualify for any traditional lending at this time or in the near future. Furthermore, no assurance can be made that any existing shareholders or other sources of capital will be willing to invest additional capital or make additional loans to the Company. Further, any sale of additional shares may substantially dilute the ownership the Company’s current shareholders. If the Company is unable to obtain additional financing, its growth will be hampered and it may not be able to continue as a going concern.

Unfavorable general economic conditions could negatively impact our operating results and financial condition.

While it is often difficult to predict the impact of general economic conditions on our business, these conditions could adversely affect the demand for our products and services. Generally, these products and services are not covered by health insurance or Medicare or Medicaid and, accordingly, customers and patients must pay for them with cash. Accordingly, a decline in the economy, or even a perceived or anticipated decline, could cause a decline in the demand for those products and services.

We will incur additional expenses as a result of being a reporting public company, which may further strain our limited resources.

We expect to continue to incur significant expenses as a result of being a reporting company, including increased legal and accounting expenses and expenses incurred in complying with the internal controls requirements of the Sarbanes Oxley Act. Currently, the Company estimates that the total amount of these additional expenses approximates $250,000. Our failure to generate sufficient revenue and gross profit could result in reduced profits or increased losses as a result of the additional expenses.

The Company may not be able to protect its processes, procedures and knowhow and the worth of such processes, procedures and knowhow is uncertain.

The Company has not attempted to register its trademark (Biostem) and it does not believe it can receive patent protection on its current Biostem Method processes, procedures and knowhow for the reasons discussed in Section 1 above. As a result, the Company may not be able to enjoin or otherwise restrict the ability of any other person from using intellectual property, procedures or knowhow that are the same or similar to those of the Company, which may limit the Company’s ability to develop its network of medical affiliates and negatively impact its revenues.

Our growth strategy is dependent in part on developing a network of affiliated medical providers.

While the Company intends to sell certain products directly to consumers and hair transplant clinics, it will not perform any medical procedures. Instead, the Company intends to market the Biostem procedures and develop a network of qualified medical providers that will perform the such procedures on their patients. Accordingly, the Company’s growth and revenues will depend on revenue generated by its affiliated medical providers. However, currently the Company has an affiliate arrangement with only one medical provider, Markou Medical, which is owned by Michael Markou, D.O., one of the Company’s shareholders. The Company believes its success in (a) developing a robust network of medical affiliates, (b) developing brand recognition for Biostem services and products and (c) its ability grow its hair transplant business depends, in part, on the value and effectiveness of its hair transplant processes, procedures and knowhow. As discussed further above, the Company does not believe it can secure patent protection for its current Biostem Method process and protocols. Currently, the Company is undertaking a reevaluation of its current hair transplant processes, procedures and knowhow and is exploring related opportunities. There can be no assurances that the Company will be successful at developing or maintaining effective processes, procedures and knowhow or in increasing its network of affiliated medical providers.

We are dependent on Dr. Markou and certain officers of the Company.

As stated above, Dr. Markou currently is our only affiliated medical provider. Furthermore, Dwight C. Brunoehler, our CEO, is actively engaged in growing and managing our business. The loss of any of these individuals could adversely and materially impact the Company.

Our CFO, John Satino, is involved in another business which may cause him to devote less time to our business and may create certain conflicts of interest.

Until the Company is prepared to significantly increase its marketing efforts, which is not expected to occur until the Company can obtain additional financing and until its strengthens and expands its product and service offerings, Mr. Satino’s duties to the Company are limited. The Company currently is not dependent on him. Furthermore, Mr. Satino’s employment agreement with the Company places certain restriction on him. Among other things, he has agreed not to enter into any relationship with, or solicit, divert, or attempt to solicit or divert from the Company, any vendors, suppliers or customers of the Company, or to disrupt, damage, impair or interfere with the business of the Company. And he has also agreed to keep the Company’s confidential information confidential and has assigned all rights he may have to the Biostem Method, if any, or to any improvements thereto to the Company. The forgoing notwithstanding, by reason of the fact that Mr. Satino also is President of Biotone Corporation, d/b/a hair and scalp clinics, a hair replacement company, to which he currently devotes most of his business time and efforts, a conflict of interest could arise with regard to Mr. Satino and he may not be able to devote sufficient attention to the Company once it is ready to significantly increase its marketing efforts, which could affect our operations and profitability.

Our success depends, in part, on the quality of our products and services.

Our success depends, in part, on the quality of our products and services. If our products and services are found to be defective or unsafe, or if they otherwise fail to meet our medical affiliates’ standards, our relationships with our medical affiliates could suffer, our brand appeal could be diminished, and we could lose market share and/or become subject to liability claims, any of which could result in a material adverse effect on our business, results of operations and financial condition.

We may be subject to various regulations, including health care laws.

The health care industry is highly regulated, with each state and the federal government imposing its own requirements. Among other things, most states prohibit corporations that are not owned exclusively by medical professionals from providing medical services and procedures. Furthermore, most states have laws prohibiting paying or receiving any remuneration, direct or indirect, that is intended to induce referrals for health care products or services. Many states also prohibit “fee-splitting” by medical professionals with any party except other medical professionals in the same professional corporation or practice association. In most cases, these laws apply to the paying of a fee based on a percentage of the practice’s revenues to another person for referring a patient or otherwise generating business, and do not prohibit payment of reasonable compensation for facilities, equipment and other services. The Company intends to comply with all applicable health care regulations on a state- by-state basis, starting with Florida and expanding into other states as the Company grows. With the assistance of health care counsel, before entering a state, the Company will analyze the state rules and regulations and endeavor to structure its financial and business arrangements with medical providers in each state in which the Company operates in a manner that complies with that state’s regulations. Without limiting the forgoing, the Company will only provide such services and support to its medical affiliates, including paid support staff to assist with medical procedures, if allowed by the rules and regulations of such state. This analysis may be expensive and time consuming and the restrictions imposed by applicable laws and regulations may negatively impact the Company’s profitability. Further, there can be no assurance that the regulatory environment in which the Company operates will not change significantly and adversely in the future. Monitoring and compliance with such regulations will increase the operating expenses of the Company.

We are subject to competition.

The Company expects to encounter well-established competitors with substantially greater financial and other resources than the Company. Some of the Company’s competitors have been in existence for a substantially longer period than the Company and may be better established in the markets where the Company may be located.

RISKS RELATING TO OUR COMMON STOCK:

The Company has a large number of shares outstanding and a very light trading volume.

The Company has 20,784,238 shares of common stock issued and outstanding, and most of the Company’s shareholders are not subject to any contractual restrictions on their ability to sell shares. Meanwhile, the Company has an extremely light trading volume. As a result, any attempt to sell anything more than a nominal amount of shares will significantly negatively impact the stock’s trading price, and shareholders may not be able to sell their shares at prices they desire, or at all, and they may need to hold their shares for the indefinite future. A more robust trading volume may never develop. This will also make it difficult for the Company to use its shares to pay for services or products or in connection with mergers and acquisitions.

Fluctuations in our operating results and announcements and developments concerning our business affect our stock price.

Our quarterly operating results, the number of stockholders desiring to sell their shares, changes in general economic conditions and the financial markets, the execution of new contracts and the completion of existing agreements and other developments affecting us, could cause the market price of our common stock to fluctuate substantially.

We are not required to meet or maintain any listing standards for our common stock to be quoted on the OTCQB, which could affect our stockholders’ ability to access trading information about our stock.

OTC Markets is separate and distinct from the NASDAQ Stock Market and any national stock exchange, such as the New York Stock Exchange or the American Stock Exchange. Although the OTCQB is a regulated quotation service operated by the OTC Markets that displays real-time quotes, last sales prices, and volume information in over-the-counter (OTC) equity securities like our Common Stock, we are not required to meet or maintain any qualitative or quantitative standards for our Common Stock to be quoted on the OTCBB. Our Common Stock does not presently, and may never, meet the minimum listing standards for listing on the NASDAQ Stock Market or any national securities exchange.

If we cease filing periodic reports with the SEC, the ability of broker-dealers to sell our securities and the ability of stockholders to sell their securities in the secondary market would be negatively impacted.

If we cease filing periodic reports with the SEC, it will affect our stockholders’ ability to access trading information about our Common Stock and the Company will no longer qualify for quotation on the OTCQB and will instead be eligible only for quotation on the PinkSheets, which could negatively impact our stock price and the liquidity of our Common Stock. Companies trading on the OTCQB, such as us, must be current in their SEC reports to maintain price quotation privileges on the OTCQB. The Company currently is not required to file periodic reports with the SEC.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act could have a material adverse effect on our business and operating results and stockholders could lose confidence in our financial reporting.

Our management is responsible for establishing and maintaining a system of disclosure controls and procedures (as defined in Rule 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) that is designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the Securities and Exchange Commission’s rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive officer or officers and principal financial officer or officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Our management conducted an evaluation of the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on its evaluation, our management concluded that there is a material weakness in our internal control over financial reporting. A material weakness is a deficiency, or a combination of control deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. This does not include an evaluation by the Company’s registered public accounting firm regarding the Company’s internal control over financial reporting.

The Company has concluded the weakness is a result of a lack of written procedures which effectively document the proper procedures and descriptions of the duties of all persons involved in the internal controls of the Company. The Company hopes to implement plans to document the procedures and internal controls of the Company.

Our directors and executive officers and affiliates beneficially own approximately 28.14% of our Common Stock; their interests could conflict with yours; significant sales of stock held by them could have a negative effect on our stock price; stockholders may be unable to exercise control.

As of June 23, 2011, our executive officers, directors and affiliates beneficially owned approximately 28.14% of our Common Stock. As a result, our executive officers, directors and affiliates will have significant influence to:

•	elect or defeat the election of our directors;
•	amend or prevent amendment of our articles of incorporation or bylaws;
•	effect or prevent a merger, sale of assets or other corporate transaction; and
•	control the outcome of any other matter submitted to the stockholders for vote.

In addition, sales of significant amounts of shares held by our directors, executive officers and affiliates, or the prospect of these sales, could adversely affect the market price of our Common Stock. Management’s stock ownership may discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, which in turn could reduce our stock price or prevent our stockholders from realizing a premium over our stock price.

Because we may be subject to the “penny stock” rules, you may have difficulty in selling our Common Stock.

Our stock currently is subject to the SEC’s penny stock rules, which impose additional sales practice requirements and restrictions on broker-dealers that sell our stock to persons other than established customers and institutional accredited investors. The application of these rules may affect the ability of broker-dealers to sell our Common Stock and may affect your ability to sell any Common Stock you may own. According to the SEC, the market for penny stocks has suffered in recent years from patterns of fraud and abuse. Such patterns include:

•	Control of the market for the security by one or a few broker-dealers that are often related to the promoter or issuer;
•	Manipulation of prices through prearranged matching of purchases and sales and false and misleading press releases;
•	“Boiler room” practices involving high pressure sales tactics and unrealistic price projections by inexperienced sales persons;
•	Excessive and undisclosed bid-ask differentials and markups by selling broker-dealers; and
•
The wholesale dumping of the same securities by promoters and broker-dealers after prices have been manipulated to a desired level, along with the inevitable collapse of those prices with consequent investor losses.

Item 2. Financial Information.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATION

Overview

The following discussion summarizes the results of our operations for the six-month period ended August 31, 2011 and compares it to the six -month period ended August 31, 2010 and to our financial condition at the end our most recently completed fiscal year, February 28, 2011. This discussion and analysis should be read in conjunction with our audited financial statements for the year ended February 28, 2011, including footnotes, contained in our Annual Report on Form 10-K, and with the unaudited financial statements for the interim period ended August 31, 2010, including footnotes, included in that quarterly report.

The Company from inception through the reporting period ending February 28, 2011 was considered a development stage company. As of August 31, 2011, the Company has total revenues of $93,406, and, therefore, the Company has dropped the designation of development stage company.

Ability to continue as a “going concern.”  The independent registered public accounting firm’s report on our financial statements as of February 28, 2011, includes a “going concern” explanatory paragraph that describes substantial doubt about the Company’s ability to continue as a going concern.  Management’s plans in regard to the factors prompting the explanatory paragraph are discussed in the financial statements, including footnotes thereto.

Plan of Operation

The Company was incorporated as Equinox International, Inc. on November 5, 2008 in the state of Nevada. Originally, the Company planned to commence operations in the oil and gas exploration and production industry in North America. However, as previously reported, on May 5, 2010, with the goal of becoming a marketing and licensing company that would market certain regenerative medical procedures and products and license its brand and technologies to a network of medical providers (who would, in turn, provide medical procedures to their patients based on the Company’s technologies), the Company acquired from Biostem US LLC, a privately held Florida limited liability company (the “LLC”), certain assets (the “Acquired Assets”) related to hair transplant procedures (the “Asset Transfer”). Specifically, the Acquired Assets consists of a hair transplant process and protocols known as the “Biostem Method” that involves the injection of autologous platelet rich plasma containing stem cells from the patient to the scalp of the patient in combination with an oral nutriceutical and the concomitant use of low-level laser therapy, which combination the Company believes helps support the healing of transplanted area and increases the success of the hair transplant surgery.

Prior to the Asset Transfer, Biostem US LLC acquired the Biostem Method from Dr. Markou, who owns and operates a hair restoration medical clinic in Clearwater, FL, which he operates as Markou Medical, P.A. Prior to the Asset Transfer, Dr. Markou provided many procedures for his patients at his clinic, including (but not limited to) hair transplants based upon the Biostem Method. Since the Asset Transfer, Dr. Markou continues to provide many procedures at his clinic, including (but not limited to) hair transplants based upon the Biostem Method. However, since the Asset Transfer, any hair transplants that he conducts based upon the Biostem Method are pursuant to a medical affiliate arrangement between Dr. Markou and the Company, pursuant to which the Company grants Dr. Markou the right to use the processes and protocols related to the Biostem Method, as well as the Biostem tradename, and markets the hair transplant procedure on Dr. Markou’s behalf, and, in consideration thereof, Dr. Markou pays to the Company licensing and marketing fees ranging from $400 to $500 per hair transplant depending on the number of grafts in such transplant. Pursuant to the medical affiliate agreement, all hair transplants and related procedures are to be provided by Dr. Markou (or other medical professionals under his supervisions), through his clinic and under his supervision, and to his patients. The agreement does not prevent Dr. Markou from provide other procedures at his clinic, and Dr. Markou does not pay the Company any licensing or marketing fees for these other procedures.  The Company does not provide hair transplants or practice medicine or manage Dr. Markou’s practice, but instead licenses the Biostem Method and name to Dr. Markou and provides marketing (including radio, television and internet campaigns) relating the Biostem Method to help drive patients to Dr. Markou’s practice.

At the current time, Dr. Markou is the Company’s only medical affiliate, but the Company hopes to enter into similar arrangements with other medical providers and to grow its affiliate network throughout the country and eventually in international markets as well. The Company will not provide any medical procedures directly, including hair transplants, but instead through a network of qualified medical providers, such as Dr. Markou, who will perform the medical procedures on their patients using the Company’s protocols and procedures. It is expected that each such affiliated medical provider, will, among other things: (1) be granted the right to use the Company’s procedures, protocols and tradenames and the right to hold itself out as a Biostem provider; (2) receive certain training and ongoing support regarding the Company’s procedure and protocols; (3) be supplied with certain support products, lasers and other equipment necessary to undertake the medical procedures using the Company’s procedures and protocols; and (4) receive the benefit of the Company’s marketing efforts. In consideration thereof, the affiliated medical providers will pay to the Company certain licensing, marketing and leasing fees. For the reasons discuss below, there can be no assurances that the Company will be successful at increasing its network of affiliated medical providers.

The Company did not acquire any tangible assets from Biostem US LLC or Dr. Markou, only the intangible assets related to the Biostem Method and name.

In consideration for the Acquired Assets, the Company, at the direction of the LLC, issued 20,400,000 shares of common stock to the 11 owners of the Biostem US LLC, which resulted in the change of control of the Company, as the owners of the LLC owned approximately 95% of the 25,040,000 shares of Company common stock outstanding immediately after the Asset Transfer. As the seller of the Acquired Assets retained control of the assets through their control of the Company, the Acquired Assets were recorded at the seller’s basis of $0.

In connection with the Asset Transfer, effective May 5, 2010, the Company changed its name to Biostem U.S. Corporation and increased its authorized stock to 200,000,000 shares of common stock, par value $.001 per share.

Since the Asset Transfer, the Company has discontinued its former oil and gas business and instead has begun to pursue its marketing and licensing business focused on regenerative medicine . To this end, in June, 2011, the Company hired a new Chief Executive Officer, Dwight Brunoehler, and appointed a new board of directors. Mr. Brunoehler devotes substantially all of his business time and efforts to the Company. Among other things, since being hired, Mr. Brunoehler has reviewed the Company’s systems, protocols and processes and renegotiated the Company’s agreements with its former management. As a result, 12,013,262 shares issued as part of the Asset Transfer have been returned to the Company and cancelled. The current total issued and outstanding shares of common stock of the Company is 20,784,238.

As a result of the forgoing review of the Company’s protocols and processes related to the Biostem Method, the Company has concluded that while the Biostem Method, in the form acquired by the Company, is effective and achieves positive results in hair transplants, it is unlikely that the Company will be able to patent the current Biostem Method protocols and procedures because, while the current Biostem Method is a unique arrangement and conglomeration of several discrete procedures (such as the use of low-level laser treatments and PRP injections to the affected scalp areas), no individual procedure is novel and each has previously been used in hair transplant procedures. As a result, the Company does not believe it can patent the Biostem Method in its current form and that it may not be able to prevent others from using the same or similar protocols and procedures for hair transplants. In such a case, the Company’s ability to develop a significant network of medical affiliates and its ability to charge those affiliates appropriate marketing and licensing fees could be materially negatively impacted. The Company believes its success in (a) developing a robust network of medical affiliates, (b) developing brand recognition for Biostem services and products and (c) its ability grow its regenerative medicine business depends, in part, on the value, uniqueness, protectability and effectiveness of its processes, procedures and knowhow. As such, the Company is pursuing additional protocols and procedures that could be incorporated into the Biostem Method that would not only continue to improve its effectiveness in hair transplants and other regenerative procedures, but that also would make it unique and exclusive to the Company, thus allowing it to patent and protect its proprietary property. Until such time, so that the Company can conserve cash and focus on so improving its protocols and procedures, the Company has chosen to suspend its marketing efforts and its efforts to expand its medical affiliate network.

Until a patent is issued, the Company has been informed that its original Biostem Method can most effectively be protected with confidentiality and other appropriate agreements. The Company has entered into confidentiality or other similar agreements with each of its material suppliers and the other parties who, to its knowledge, have had access to its protocols and procedures, and it intends to continue to enter into such agreements when appropriate and necessary to protect its confidential information. Furthermore, the Company intends to file applications to register its trademark (Biostem) and any new protocols and procedures as they are developed and as cash flow allows.

Currently, the Company continues to market and sell various over-the-counter hair-support products (including oral nutriceuticals, shampoos and related items) through its website, www.biostem.us. All of these products are manufactured by third-parties based on the Company’s non-proprietary specifications on a private-label basis. The Company has recently terminated a supply agreement with one supplier, although it still purchases products from that supplier via periodic purchase orders. The Company does not have any other supply agreements but also purchases products from another supplier via periodic purchase orders. The Company is currently exploring other supply arrangements.

Additionally, Dr. Markou, as the Company’s only current medical affiliate, continues to perform limited hair transplants, from time to time, using the current Biostem Method. He conducted his first hair transplant under the Biostem affiliation in January 2011. For the three months ended May 31, 2011, the Company’s revenues were $ 87,670 , $ 86,406 of which came from licensing and marketing fees paid by Dr. Markou and $1,264 of which came from the sale of the Company’s products. For the six months ended August 31, 2011, the Company’s revenues were $ 93,406 , $ 91,386 of which came from licensing and marketing fees paid by Dr. Markou and $2,020 of which came from the sale of the Company’s products. Most of the Company’s products purchased during this period were purchased by Dr. Markou’s patients. In the future, the Company hopes to generate revenues both through direct sales of products to consumers and from sales made through its medical affiliates, as well as from licensing, marketing and leasing fees charged to its medical affiliates. However, until the Company resumes its marketing efforts, including through radio, television and internet campaigns, it expects its sales to remain small and to be limited to the sale of products primarily through it website.

In addition to expanding and improving its hair treatment protocols and procedures, the Company also currently is working on (a) studying, exploring and pursuing other regenerative medicine opportunities, (b) protecting its intellectual property through trademark and patent registrations and (c) negotiating the potential acquisition of a non-U.S. healthcare company in the stem cell sciences business . If the Company is successful with the forgoing objectives, the changes to its current products and services could be significant since not only will it have improved its existing products and services, but broadened its product and service offering.

The other regenerative medicine opportunities the Company is exploring include the use of nano-technology in hair transplant procedures and the use of autologous platelet rich plasma containing stem cells for joint and ligament repair. The Company is in the proof-of-principle stage with regard to these additional procedures and currently is negotiating with an R&D laboratory associated with a U.S. university to undertake the proof-of-principle testing necessary to enable the Company (using its internal staff and resources as well as the assistance of the laboratory) to finalize written protocols to put this technology to use in practical applications for hair transplants and joint and ligament injections. The forgoing testing is not a clinical trial and the Company is not currently undertaking any clinical trials, including any that would require FDA approval.The Company may license certain technology on which these applications are based from the forgoing university and the parties are in discussion regarding the terms of any such license. There can be no assurances that the Company will be successful in bringing these applications to market .

The Biostem Method does not require FDA approval and doctors providing hair transplants using the Biostem Method do not require FDA approval to provide such procedures. Furthermore, the Company does not intend, at this time, to license to medical affiliates or to develop or otherwise pursue any products or services that require FDA approval.

To assist the Company with the forgoing business plans and objectives, on July 14, 2011, the Company entered into a Consulting Agreement with NVO, LLC, a California limited liability company, pursuant to which NVO will assist the Company with its business objectives, including (i) identifying, analyzing, structuring and/or negotiating business sales and/or acquisitions, (ii) assisting the Company in its corporate strategies, (iii) assisting the Company in the implementation of its business plan, and (iv) assisting the Company in the negotiation, documentation and closing of strategic alliances, partnerships and joint ventures. In consideration thereof, the Company is making certain cash payments to NVO and issued 1,000,000 shares of restricted common stock to NVO.

The Company has depleted its cash and will require significant additional financing to achieve it business plans and objectives. Over the next 12 months, the Company anticipates it will require approximately $2,000,000. While the Company is exploring financing options, there can be no assurances that it will be able to obtain additional financing. The Company’s ability to effectuate its business plans and objectives are subject to various risks. See “Risk Factors.”

Results of Operation

The Company operations for the year ended February 28, 2011, had revenues of $14,707 compared to zero for the year ended February 28, 2010. For the year ended February 28, 2011, the Company had operating expenses of $192,646 and a net loss of $179,623.  For the year ended February 28, 2010, the Company had operating expenses of $16,801 and a net loss of $25,684. The difference in expenses between the two periods resulted from the Company's startup cost to increase operations during the period ending February 28, 2011.

During the three and six months period ending August 31, 2011, the Company had  revenues of $5,736 and $ 93,406 with cost of goods sold of $ 54 and $38,489, compared to no revenues and no costs of goods sold for the same period in 2010. The Company’s revenues consist of the sale of products and fees received from its sole medical affiliate for the services it provides to him. Additionally, the Company had general and administrative expenses of $1,298,807 , and $1,510,837 the three and six month period ending August 31, 2011 and $3,791 and 15,297 for the same periods in 2010. The dramatic increase was due to the issuance of stock for services totaling 1,068,060 during the quarter ending August 31, 2011. The shares issued were valued as of the date of issuance.  Net loss for the three and six month period ending August 31, 2011 was $1,293,125 and $1,455,920, compared to a net loss of $3,791 and $ 15,297 during the same periods in 2010. The increase in net loss also is the result of the additional cost and expenses incurred for consulting and the ongoing implementation of the Company’s business plan. While the Company’s revenues also increased as a result of the implementation of its business plan, revenues did not grow as quickly as the Company’s costs and expenses.

Since inception, the Company estimates that it has incurred approximately $1,226,923 in connection with the development and implementation of its business plan.

As discussed in further detail above, the Company currently has suspended its hair transplant marketing efforts and its efforts to expand its network of medical affiliates while it works on expanding and improving its hair treatment protocols and procedures. Until the Company resumes its marketing efforts, including through radio, television and internet campaigns, it expects its sales to remain small and to be limited to the sale of products primarily through it website, which is expected to have a material adverse impact on revenues and the Company’s ability to continue as a going concern.

As discussed above, on July 14, 2011, the Company entered into a one-year Consulting Agreement with NVO, LLC, pursuant to which the Company is making certain cash payments to NVO and has issued 1,000,000 shares of restricted common stock to NVO, 250,000 of which vested immediately on July 14, 2011 and the balance of which vests in 18 monthly installments of 41,666.67 commencing on January 14, 2011. The 250,000 shares which have vested were measured and recognized as expense during the quarter ending August 31, 2011, resulting in an expense of $750,000. The remaining 750,000 shares will be measured and expensed at the completion of each month during the remaining 18-month vesting period based on the price of the Company’s stock price during such period, which will result in future expenses that will fluctuate based on the stock price in each future month during the vesting period. As a result of the Company’s light trading volume and its volatile stock price, the total expense associated with these shares is uncertain, but could be significant. Over the last year, the Company’s stock price has traded between $4.00 and $0.06.  Thus, at the high end of this range, the total expense for the remaining 750,000 shares would be $3,000,000, which could have a material unfavorable impact on income from continuing operations.

 Liquidity and Capital Resources

At the six month period ended August 31, 2011, the Company’s current assets were $70,287 and its current liabilities were $37,667, which resulted in a working capital of $32,620. Stockholders’ equity was $32,620 for the period ended August 31, 2011, compared to shareholders equity of $257,981 as of February 28, 2011.

At February 28, 2011, the Company had working capital of $247,481 which consisted of current assets of $311,846 and current liabilities of $64,365. The current liabilities of the Company were composed primarily accounts payable of $7,300, payroll liability of $1,142, advances from third party of $7,164 and advances from related party for $48,759. As of February 28, 2011, the Company had assets of $311,846 and liabilities of $64,365.  Stockholders’ equity as of February 28, 2011 was $257,981 compared to a deficit of $2,396 at February 28, 2010. The increase in stockholders equity was attributed to the sale of stock for $400,000 during the year. Liabilities increased in 2011 due to the increased advances as notes payable from related parties.

While the Company has reduced the marketing expenses, as discussed above, and notwithstanding that the Company’s CFO has agreed to forgo any compensation until such time as he and the Company otherwise agree, the Company anticipates that is working capital requirements will continue to increase as it implements its business plans, acquires inventory and equipment, undertakes increased marketing and explores other regenerative healthcare opportunities. Currently, the Company has nearly depleted its cash and will require significant additional financing to achieve it business plans and objectives . Over the next 12 months, the Company anticipates it will require approximately $2,000,000 , including approximately $350,000 for management’s salaries, approximately $290,000 for consulting fees and the balance to improve its current procedures and protocols and to pursue other regenerative medicine opportunities and for general working capital purposes. Additionally, as discussed above, the Company is exploring and negotiating the potential acquisition of a non-U.S. healthcare company in the stem cell sciences business. If it is successful in securing a purchase agreement, the Company expects that it will need to secure additional financing in excess of the forgoing $2,000,000 . While the Company is exploring financing options, there can be no assurances that it will be able to obtain additional financing. The Company’s ability to effectuate its business plans and objectives are subject to various risks. See “Risk Factors.”

The Company has no lines of credit or other bank financing arrangements, and likely would not qualify for traditional financing. Generally, the Company has financed operations through advances (loans) from related parties and private placements of equity. There can be no assurances the Company will be able to obtain additional financing from its existing officers, directors or shareholders, on any other sources. Additional financing may not be available upon acceptable terms or at all. If adequate funds are not available or are not available on acceptable terms, we will not be able to implement the Company’s business plan or take advantage of prospective new business opportunities, which could significantly and materially restrict our business operations and may result in our inability to continue as a going concern.

Cash Flows from Operating Activities

For the six month period ended August 31, 2011 and 2010, net cash flows used in operating activities were $367,236 in 2011 and $9,729, respectively. The increase is the result of the additional cost and expenses incurred in connection with the ongoing implementation of the Company’s business plan. While the Company’s revenues increased, revenues did not cover the Company’s costs and expenses.

Cash flows used in operating activities during the year ending February 28, 2011 was $195,901 compared to cash flow used of $15,684 for the same period in 2010. This represents a negative change of $180,217. The primary factor to the change was due to the startup expense of the business after the asset acquisition in May, 2010.

Cash Flows from Financing Activities

The Company issued 157,500 shares of common stock with a value of $126,000. For the six month period ending August 31, 2011, net cash provided by financing activities was $126,000 compared to $ 9,729 for the same period in 2010.

Cash flows provided by financing was $483,027 for the year ending February 28, 2011 compared to $2,222 for the same period in 2010. Financing during the period ending February 28, 2011 consisted of cash from the sale of stock of $ 400,000 and borrowings of $83,027.

Off-Balance Sheet Arrangements

As of the date of this Quarterly Report, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

Critical Accounting Policies

There have been no changes in our critical accounting policies since July 31, 2010.

Forward Looking Statements

Statements made in this Form 10 that are not historical or current facts are forward-looking statements. These statements often can be identified by the use of terms such as “may,” “will,” “expect,” “believe,” “anticipate,” “estimate,” “approximate” or “continue,” or the negative thereof. We wish to caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made. Any forward-looking statements represent management’s best judgment as to what may occur in the future. However, forward-looking statements are subject to risks, uncertainties and important factors beyond our control that could cause actual results and events to differ materially from historical results of operations and events and those presently anticipated or projected. Among the factors that could cause actual results to differ materially from the forward-looking statements are the following: the Company’s ability to obtain necessary capital, the Company’s ability to meet anticipated development timelines, the Company’s ability to protect its proprietary technology and knowhow; the Company’s ability to identify and develop a network of physicians, the Company’s ability to establish a global market, clinical trial results, the Company’s ability to successfully consummate future acquisitions and such other risk factors identified from time to time in the Company’s reports filed with the Securities and Exchange Commission, including those filed with this Form 10 quarterly report. We disclaim any obligation subsequently to revise any forward-looking statements to reflect events or circumstances after the date of such statement or to reflect the occurrence of anticipated or unanticipated events.

Item 3. Properties.

The Company owns no property and currently is using a portion of the offices of John Satino, its President and CFO, for its minimal office facility needs for no consideration.

Item 4. Security Ownership of Certain Beneficial Owners and Management.

As of August 1, 2011, the Company has 200,000,000 shares of common stock authorized, with a par value of $0.001 per share, and 20,784,238 shares of common stock issued and outstanding. The following tabulates holdings of shares of the Company by each person who, subject to the above, at the date of this Report, holds of record or is known by Management to own beneficially more than five percent (5%) of the Common Shares of the Company and, in addition, by all directors and officers of the Company individually and as a group.

Names and Addresses	Number of Shares Owned Beneficially	Percent of Beneficially Owned Shares

Stephen G. Beck (1)	2,249,568	10.82% %
1266 Turner Street
Clearwater, FL 33756

John Satino(1)	2,000,000	9.62% %
1266 Turner Street
Clearwater, FL 33756

Scott E. Crutchfield (1)	0	0% %
1266 Turner Street
Clearwater, FL 33756

Dwight Brunoehler (1)	1,600,000	7.70%
1266 Turner Street
Clearwater, FL 33756

NVO, LLC	1,000,000	4.81%
2633 Lincoln Boulevard, Suite 434
Santa Monica, CA 90405

Michael Markou	1,000,000	4.81%
1266 Turner Street
Clearwater, FL 33756

Ronald Sloma	1,290,738	6.21%
1266 Turner Street
Clearwater, FL 33756

Blakely C. Anderson(2)	1,249,568	5.99%
Bid Dog International LLC(2)	1,249,296	5.99% %
Lisa Blevins(2)	1,249,568	5.99%
FOM LLC(2)	1,249,296	5.99%
Danial Katz(2)	1,249,568	5.99%
Victor A. Nole(2)	1,249,568	5.99%
Nick Salerno(2)	1,249,568	5.99%

All directors and officers as a group (4 total)	5,849,568	28.14%
__________
(1)	Denotes officer or director.

Item 5. Directors and Executive Officers.

The following table sets forth the names and ages of all directors and executive officers of the Company and all persons nominated or chosen to become a director, indicating all positions and offices with the Company held by each such person and the period during which they have served as a director:

The principal executive officers and directors of the Company are as follows:

Name	Age	Positions Held and Tenure

Dwight Brunoehler	60	Chief Executive Officer and Director

John Satino	66	President, Chief Financial Officer and Director

Stephen G. Beck	46	Director

Scott E. Crutchfield	49	Director

The Directors named above will serve until the next annual meeting of the Company’s stockholders. Thereafter, Directors will be elected for one-year terms at the annual stockholders’ meeting. Subject to their employment agreements, summarized below, officers hold their positions at the pleasure of the Board of Directors. There is no arrangement or understanding between the Directors and Officers of the Company and any other person pursuant to which any Director or Officer was or is to be selected as a Director or Officer of the Company. There is no family relationship between or among any Officer and Directors.

On June 8, 2011, the Company entered into an employment agreement with Dwight Brunoehler, who serves as the Company’s Chief Executive Officer. The employment agreement has an initial term of three years and provides for an initial base salary of $250,000.

On June 1, 2011, the Company entered into an employment agreement with John Satino, who serves as the Company’s President and Chief Financial Officer. The employment agreement has an initial term of three years and provides for an initial base salary of $250,000. However, Mr. Satino has agree to forgo his compensation until such time as he and the Company’s CEO otherwise agree.

The Company has the following four directors: Dwight Brunoehler, John Satino, Stephen G. Beck and Scott E. Crutchfield. As summary of their business experience is set forth below. In addition to their extensive business experience and reputation, the Company concluded that these gentlemen should serve as directors of the Company, in part, because of: (a) Mr. Brunoehler’s experience in the healthcare industry, including his experience founding and growing Cryobanks International (discussed in further detail below); (b) Mr. Satino’s experience in hair replacement, including his research in that industry and his experience in marketing hair transplants; (c) Mr. Beck’s experience in founding, managing and growing a public company and his sales’ experience; and (d) Mr. Crutchfield’s experience in founding, managing and growing a public company and his international business experience.

Dwight Brunoehler, Chief Executive Officer and Director. From May, 2008 to the present, Mr. Brunoehler has served as CEO of Global Corporate Development, LLC, a privately held business he owns that provides business and sales consulting. Additionally, since June 2011, Mr. Brunoehler has served as the Company’s CEO. Prior to that, from September 2010 to April 2011, Mr. Brunoehler served as president of AmStem, Inc., and from May 2010 to September 2010, he served as president of AmStem, International, both of which companies are in the stem cell healthcare business.  From December 2009 to May 2010, he was the director of Therabiogen, Inc., a generic drug company, and from July 2009 to May 2010, he was CEO of AllStem, Inc., also a stem cell healthcare company. Prior to that, starting in 1993, he founded Cryobanks International, where he served as President and CEO until 2008. Cryobanks International is one of the oldest cord blood banks in the world and the only (and still existing) nationwide system whereby expectant mothers can sign-up to donate their baby’s cord blood from anywhere in the Continental United States year round. Cryobanks is one of the largest banks for donated unrelated umbilical cord blood in existence. In addition, Mr. Brunoehler has developed partnerships between Cryobanks International and physicians and hospitals worldwide to further advance the usage of cord blood stem cells for transplant and non-controversial life enhancing research. In the United States, Mr. Brunoehler has worked with many state legislators in drafting laws where expectant mothers are educated and informed of the benefits of cord blood donation. He was instrumental in drafting the first state cord blood awareness legislation of its kind in Illinois with Representative David Leitch. Mr. Brunoehler then assisted Wisconsin Representative Stephen Weickert with similar legislation along with a number of other state initiatives throughout the country. He has also generated many unique research and development partnerships to further discover additional therapeutic benefits of cord blood stem cells. Mr. Brunoehler is a member of The Cord Blood Work Group and the Finance Sub Committees of the World Marrow Donor Association. He is an Active Member of the American Society of Hematology and a Founding Member of the International Cord Blood Society. Mr. Brunoehler has lectured in numerous hospitals and universities throughout the world on the subject of cord blood donation. He engineered a worldwide network of licensed facilities to grow the inventory and availability of cord blood, with the first three locations open in Athens, Greece, New Delhi, India and Bangkok, Thailand in 2008.  The Athens location became the first facility in Europe to be accredited by the American Association of Blood Banks. Prior to his work at Cryobanks International, Mr. Brunoehler participated in a wide variety of successful ventures. He owned and operated many different businesses and held executive level positions in marketing, public relations and new product development capacities in both established and start-up companies, including seven years with the Bell system. Honors have included the Florida Public Relations Association's Golden Image Award of Distinction; the National Convention of State Delegates featured speaker, as well as numerous awards and accolades in both the corporate and civic arenas including March of Dimes Corporate Volunteer of the Year. He is a graduate of the University of Central Florida, where in 2007 he was the keynote speaker at the commencement celebration for advanced degrees in the health sciences sector. None of Mr. Brunoehler’s former employers is a parent, subsidiary or other affiliate of the Company.

John Satino, Director, President and Chief Financial Officer. Since 1984, Mr. Satino has been the President of Biotone Corporation, d/b/a hair and scalp clinics, a hair replacement company. Additionally, Mr. Satino has been conducting independent medical research at Clearwater, Florida, in the area of hair transplant methodologies. He holds membership in the New York Academy of Sciences, International Society of Hair Surgeons, American Hair Loss Council, Laser Institute of America, Society for Laser Medicine and Surgery, and the International Society for Hair Restoration Surgery. His current areas of research include (a) post-operative hair transplant surgery would healing with low level laser therapies; (b) topical Dutasteride treatment in hair loss; (c) weekly low level laser therapies; and (d) autologous platelet rich plasma in hair restoration in men and women. None of Mr. Satino’s other current or former employers is a parent, subsidiary or other affiliate of the Company.

Stephen Beck, Director. From April 2008 to the present, Mr. Beck has been co-owner of Pajama Baking Company, a neighborhood bakery and eatery in Denver, CO. Additionally, since March 2006 to the present; he has been co-owner of Cleareso LLC, a private environmental services company. Additionally, in March 2002, he helped build Crocs, Inc., a publicly-held company engaged in the design, manufacture and sale of footwear, apparel and accessories for men, women and children. Mr. Beck was instrumental in Crocs swift rise to retail success. His responsibilities previously included all of Crocs divisions from purchasing and manufacturing to sales. Mr. Beck resigned from Crocs Inc. in October of 2010. Mr. Beck serves on the board of directors for three corporations and is a partner in other entrepreneurial companies. Mr. Beck holds a B.S. in Kinesiology from the University of Colorado, Boulder. Mr. Beck spent a decade in Northern Italy playing professional football, textile manufacturing and ran a physical rehabilitation center. Upon return to the USA, Mr. Beck earned his real estate brokers license and marketed commercial redevelopments in Denver.

Scott E. Crutchfield, Director. Since May 2010, Mr. Crutchfield has served as Senior Vice President of World Wide Operations of Crocs, Inc., a publicly-held company engaged in the design, manufacture and sale of footwear, apparel and accessories for men, women and children. From February 2006 to May 2010, he served as the Vice President for World Wide Operations of Crocs, Inc. Prior to joining Crocs, Inc., he served as Senior Director, U.S. and South America Operations for Jabil Circuit, a publicly-held design and manufacturing company from May 2004 to January 2006. Mr. Crutchfield was also Vice President, General Manager Central/Eastern U.S. and South America for Flextronics from March 2000 to April 2004. Previously, Mr. Crutchfield also held senior leadership positions at Dovatron International, a subsidiary of the Dii Group, and at Square D, a subsidiary of Schneider Electric. None of Mr. Crutchfield’s current or former employers is a parent, subsidiary or other affiliate of the Company.

The Company has no audit or compensation committee.

Item 6. Executive Compensation.

None of the Company’s officers or directors received any compensation or received any grants of plan-based awards from the Company at any time from the Company’s inception through the end of its last completed fiscal year, and the Company does not have any outstanding grants of plan-based awards. The Company’s officers began to be compensated commencing in the first quarter of the fiscal year ended February 28, 2012. The directors of the Company are entitled to reimbursement for reasonable travel and other out-of-pocket expenses incurred in connection with attendance at meeting of the Board of Directors but currently are not entitled to any compensation for serving as directors of the Company.

The following tables sets for the compensation for all officers and directors during the past three years:

Directors and Officers Compensation

		Annual compensation						Long-term compensation
		Salary ($)		Bonus ($)		Other annual compen -sation ($)		Awards				Payouts		All other compen- sation ($)
	Year							Restricted stock award(s) ($)		Securities under- lying options/ SARs (#)		LTIP payouts ($)
Dwight Brunohler, CEO and Director	2011 2010 2009	$ $ $	0 0 0	$ $ $	0 0 $0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0

John Satino CFO and Director	2011 2010 2009	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0	$ $ $	0 0 0

The Company has no material bonus or profit-sharing plans pursuant to which cash or non-cash compensation is or may be paid to the Company’s directors or executive officers. The Company has no compensatory plan or arrangements, including payments to be received from the Company, with respect to any executive officer or director, where such plan or arrangement would result in any compensation or remuneration being paid resulting from the resignation, retirement or any other termination of such executive officer’s employment or from a change-in-control of the Company or a change in such executive officer’s responsibilities following a change-in-control and the amount, including all periodic payments or installments where the value of such compensation or remuneration exceeds $100,000 per executive officer. During the last completed fiscal year, no funds were set aside or accrued by the Company to provide pension, retirement or similar benefits for Directors or Executive Officers.

The Company has no written employment agreements, except for the two employment agreements with Messrs. Brunoehler and Satino, summarized in Item 5 above.

Item 7. Certain Relationships and Related Transactions, and Director Independence.

None.

Item 8. Legal Proceedings.

None.

Item 9. Market Price of and Dividends on the Registrant’s Common Equity and Related Stockholder Matters.

(a)	Market Information.

The Company’s common stock is quoted on the OTCQB. However, because of the limited and sporadic quotations of the Company’s common stock, this should not be taken to indicate that an established public trading market for the common stock exist. The following chart reflects the range of high and low bid information for our common stock for each full quarterly period set forth below.Such quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions. See “Risk Factors.”

	High	Low
Feb 2010	4.03	4.03
May 2010	3.85	3.85
August 2010	2.00	2.00
Nov 2010	1.01	1.10
Feb 2011	2.50	2.50
May 2011	4.00	3.00

(b)           Holders.

As of August 1, 2011, a total of 20,784,238 shares of our common stock were outstanding, owned by approximately 24 shareholders of record.

(c)           Dividends.

We have not paid any dividends since it is inception.  We currently intend to retain any earnings for use in our business, and therefore do not anticipate paying dividends in the foreseeable future.

Item 10. Recent Sales of Unregistered Securities.

On or about May 11, 2010, the Company issued 20,400,000 share of restricted common stock for the acquisition of the Acquired Assets.

On or about September 23, 2010, the Company issued 4,000,000 shares of restricted common stock to two officers of the Company to repay advances owed to these officers.

On or about October 20, 2010, the Company issued 1,000,000 shares of restricted common stock for $400,000 in cash in a private placement to a single accredited investor.

On June 8, 2011, the Company entered into an employment agreement with its Chief Executive Officer and director, Dwight Brunoehler, and in connection therewith granted 1,600,000 shares of restricted common stock to Mr. Brunoehler, which shares vests over a 36 month period at the rate of 44,445 shares per month.

On July 14, 2011, the Company entered into a one-year Consulting Agreement with NVO, LLC, a California limited liability company, pursuant to which NVO will assist the Company with its business objectives, including (i) identifying, analyzing, structuring and/or negotiating business sales and/or acquisitions, (ii) assisting the Company in its corporate strategies, (iii) assisting the Company in the implementation of its business plan, and (iv) assisting the Company in the negotiation, documentation and closing of strategic alliances, partnerships and joint ventures. In consideration thereof, the Company is making certain cash payments to NVO and issued 1,000,000 shares of restricted common stock to NVO.

During July 2011 , the Company issued 157,500 shares of restricted common stock for $126,000 in cash in a private placement to 4 accredited investor.

The Company claims an exemption from the registration requirements of the Securities Act of 1933 (the “Act”) for the issuance of all the securities discussed above pursuant to Section 4(2) of the Act and/or Regulation D promulgated thereunder since, among other things, the transactions did not involve a public offering, the investors were accredited investors and/or qualified institutional buyers, the investors had access to information about the Company and their investment, the investors took the securities for investment and not resale, and the Company took appropriate measures to restrict the transfer of the securities.

Item 11. Description of Registrant’s Securities to be Registered.

Common Stock

We are authorized to issue up to 200,000,000 shares of common stock with a par value of $.001.  As of the date of this prospectus, there are 20,784,238 shares of common stock issued and outstanding.

The holders of common stock are entitled to one vote per share on each matter submitted to a vote of shareholders.  In the event of liquidation, holders of common stock are entitled to share ratably in the distribution of assets remaining after payment of liabilities, if any.  Holders of common stock have no cumulative voting rights, and, accordingly, the holders of a majority of the outstanding shares have the ability to elect all of the directors.  Holders of common stock have no preemptive or other rights to subscribe for shares.  Holders of common stock are entitled to such dividends as may be declared by the board of directors out of funds legally available therefor.  The outstanding common stock is validly issued, fully paid and non-assessable.

Dividend

We anticipate that we will retain all of our future earnings, if any, for use in the operation and expansion of our business. We do not anticipate paying any cash dividends on our common stock in the foreseeable future.

Preferred Stock

The Company’s articles of incorporation do not authorize shares of preferred stock.

Transfer Agent

We have appointed Signature Stock Transfer, Inc. (“CST”) as the transfer agent for our common stock. The principal office of CST is located at 2632 Coachlight Court, Plano, Texas  75093, and its telephone number is (972) 612-4120.

Item 12. Indemnification of Directors and Officers

The Nevada Revised Statutes provide that a corporation’s charter may include a provision which restricts or limits the liability of its directors or officers to the corporation or its shareholders for money damages except:  (1) to the extent that it is provided that the person actually received an improper benefit or profit in money, property or services, for the amount of the benefit or profit in money, property or services actually received, or (2) to the extent that a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding in the proceeding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding.

Our Articles of Incorporation provide that “the Corporation shall, to the full extent permitted by Nevada law, indemnify any person who is or was a director or officer of the Corporation or was serving at the request of the Corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise. The Corporation may, to the full extent permitted by Nevada law, indemnify any person who is or was an employee or agent of the Corporation or was serving at the request of the Corporation as an employee or agent of another corporation, partnership, joint venture, trust or other enterprise.”

The Company’s Bylaws provide:

(i) Each officer and director of the Company (and “Indemnitee”) shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the laws of the State of Nevada against all expense, liability and loss (including, without limitation, attorneys’ fees, judgments, fines, taxes, penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by the Indemnitee in connection with any Proceeding; provided that such Indemnitee either is not liable pursuant to NRS 78.138 or acted in good faith and in a manner such Indemnitee reasonably believed to be in or not opposed to the best interests of the Corporation and, with respect to any Proceeding that is criminal in nature, had no reasonable cause to believe that his or her conduct was unlawful.  The termination of any Proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the Indemnitee is liable pursuant to NRS 78.138 or did not act in good faith and in a manner in which he or she reasonably believed to be in or not opposed to the best interests of the Corporation, or that, with respect to any criminal proceeding, he or she had reasonable cause to believe that his or her conduct was unlawful.  The Corporation shall not indemnify an Indemnitee for any claim, issue or matter as to which the Indemnitee has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the Corporation or for any amounts paid in settlement to the Corporation, unless and only to the extent that the court in which the Proceeding was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the Indemnitee is fairly and reasonably entitled to indemnity for such amounts as the court deems proper.  Except as so ordered by a court and for advancement of expenses pursuant to this section, indemnification may not be made to or on behalf of an Indemnitee if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of law and was material to the cause of action.  Notwithstanding anything to the contrary contained in these Bylaws, no director or officer may be indemnified for expenses incurred in defending any threatened, pending, or completed action, suit or proceeding (including without limitation, an action, suit or proceeding by or in the right of the Corporation), whether civil, criminal, administrative or investigative, that such director or officer incurred in his or her capacity as a stockholder.

(ii) The expenses of Indemnitees must be paid by the Corporation or through insurance purchased and maintained by the Corporation or through other financial arrangements made by the Corporation, as they are incurred and in advance of the final disposition of the Proceeding, upon receipt of an undertaking by or on behalf of the Indemnitee to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the Corporation.  To the extent that an Indemnitee is successful on the merits or otherwise in defense of any Proceeding, or in the defense of any claim, issue or matter therein, the Corporation shall indemnify him or her against expenses, including attorneys’ fees, actually and reasonably incurred in by him or her in connection with the defense.

However, nothing in our charter or bylaws of the company protects or indemnifies a director, officer, employee or agent against any liability to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy and is, therefore, unenforceable.

Item 13.  Financial Statements and Supplementary Data

Financial statements for the year ended February 28, 2011 are incorporated by reference to our Form 10-K for the year ended February 28, 2011, filed May 31, 2011, a copy of which is attached to this Form 10 as Exhibit 99.1.

Financial statements for the quarter ended August 31 , 2011 are incorporated by reference to our Form 10-Q for the quarter ended  August 31 , 2011, filed October 17 , 2011, as amended by the Form 10-Q/A filed on November 14, 2011, copies of which  are attached to this Form 10 as Exhibit 99 .2 and Exhibit 99.3 .

Item 14. Changes in and Disagreements with Accountants and Accounting and Financial Disclosure

Per Instruction 1 to Item 304 of Regulation S-K, the disclosure called for by this item need not be provided if has been previously disclosed, which it was in the Company’s Form 10-K for the year ended February 28, 2011.

Item 15. Financial Statements and Exhibits

Exhibit Number	Description
3.1	Amended and Restated Articles of Incorporation (filed as an exhibit to Form 8-K filed on March 20, 2010 and incorporated herein by this reference)
3.2	Amendment to Amended and Restated Articles of Incorporation (filed as an exhibit to Form 8-K filed on June 16, 2011 and incorporated herein by this reference)
3.3	Amended and Restated Bylaws (filed as an exhibit to Form 8-K filed on June 16, 2011 and incorporated herein by this reference)
10.1	Consulting Agreement between the Company and NVO, LLC, dated July 14, 2011 (filed as an exhibit to Form 10-Q filed on July 20, 2011 and incorporated herein by this reference)
10.2	Employment Agreement between the Company and Dwight Brunoehler dated June 8, 2011 (filed as an exhibit to Form 10-Q filed on July 20, 2011 and incorporated herein by this reference)
10.3
Asset Purchase Agreement, dated as of February 25, 2010, by and between Equinox International, Inc. (the Registrant) and Biostem US L.L.C. (filed as an exhibit to Form 8-K filed on January 26,2 2011 and incorporated herein by this reference)

99.1	Form 10-K for the year ended February 28, 2011, filed May 31, 2011
99.2	Form 10-Q for the quarter ended August 31, 2011, filed October 17, 2011
99.3	Form 10-Q/A for the quarter ended August 31, 2011, filed November 14, 2011

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Biostem U.S. Corporation

Date: November 14 , 2011	By:	/s/ Dwight Brunoehler
Dwight Brunoehler, CEO*
_________
*Print name and title of the signing officer under his signature.